:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-51026

CUSIP NUMBER 6098391045

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Monolithic Power Systems, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

6409 Guadalupe Mines Road
Address of Principal Executive Office (Street and Number)

San Jose, CA 95120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 28, 2008, the Audit Committee of our Board of Directors determined that our previously issued financial statements for the years ended December 31, 2006 and 2007 along with the related audit report from our Independent Registered Public Accounting Firm should no longer be relied upon. We have determined that our accounting for the tax effect of stock-based compensation related to our cost-share agreement with a foreign subsidiary was not recorded correctly. Due to the additional time required by us to complete the restatements of these financial statements, we are unable to file the Form 10-Q for the three months ended March 31, 2008 by the prescribed due date of May 12, 2008, without unreasonable effort and expense. We expect to file the Form 10-Q for the three months ended March 31, 2008 by May 19, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Richard Neely, Jr., Chief Financial Officer	408	826-0600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the restatements as discussed in Part III above, we anticipate that the following changes to our results of operations for the three months ended March 31, 2007 will be reported in the Form 10-Q for the three months ended March 31, 2008: The income tax provision will increase by $0.4 million, resulting in a net loss of $0.3 million, or earnings per share of ($0.01) per share.

Notice Concerning Forward-Looking Statements

The statements above regarding the adjustments recorded as a result of the restatements of our historical financial statements and the anticipated timing of our filing the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 are forward-looking statements which are subject to risks and uncertainties. Actual results could differ materially from those projected by the forward-looking statements. Factors that could cause actual results to differ include uncertainties regarding the timing of our completion of the Quarterly Report on Form 10-Q and risks as to our ability to appropriately account for the tax effect of stock-based compensation related to our cost-share agreement with a foreign subsidiary in a manner that allows us to file the Form 10-Q by May 19, 2008. In addition, please refer to the risk factors contained in our SEC filings including our Annual Report on Form 10-K filed with the SEC on March 11, 2008.

We assume no obligation and do not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Monolithic Power Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 12, 2008	By	/s/ C. Richard Neely, Jr.
C. Richard Neely, Jr.
Chief Financial Officer